[Yahoo! Letterhead]

June 24, 2010

VIA EDGAR AND FACSIMILE TO (703) 813-6981

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 10, 2010
File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated June 10, 2010 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to its response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 Investments in Equity Interests, page 77

1.	We note that the Yahoo Japan summarized financial information is prepared on the basis of Japanese GAAP. Please revise to present on the basis of U.S. GAAP or alternatively to state, if true, that the Yahoo Japan summarized information prepared on the basis of Japanese GAAP does not differ materially from Yahoo Japan summarized financial information prepared on the basis of U.S. GAAP. Please see footnote 30 of SEC Release 33-7118.

We note the Staff’s comments and supplementally advise the Staff of the following:

As disclosed in Note 4 to the consolidated financial statements for 2009 as filed in our Report on Form 10-K, the Yahoo Japan summarized financial information presented is derived from the Yahoo Japan financial statements, which are prepared under Japanese GAAP. We perform procedures on a quarterly and annual basis to determine whether any differences exist between Japanese GAAP and U.S. GAAP that would materially impact the summarized financial information of Yahoo Japan provided in accordance with Rule 4-08(g) of Regulation S-X. If we determine there are differences between Japanese GAAP and U.S. GAAP that materially impact the summarized financial information, we adjust the summary financial information presented for such differences. To date, we have identified only one difference between U.S. GAAP and Japanese GAAP that materially impacts the Rule 4-08(g) summary financial information. Specifically, Yahoo Japan presents certain of its revenues on a net basis under Japanese GAAP rather than on a gross basis as required under U.S. GAAP. This difference has no impact on the net income of Yahoo Japan however to conform such presentation to U.S. GAAP, we adjusted the presented summary financial information to present Yahoo Japan revenues on a gross basis rather than on a net basis. The other differences between U.S. GAAP and Japanese GAAP did not have any material impact on the Yahoo Japan summarized financial information presented in Note 4 to the consolidated financial statements for 2009 as filed in our Report on Form 10-K. Accordingly, the summarized financial information presented in accordance with Rule 4-08(g) of Regulation S-X is, in all materials respects, presented on the basis of U.S. GAAP.

In future filings, we will expand our disclosure in the financial statement footnote in which we present the summary financial information of Yahoo Japan to (i) state that we make adjustments to the Yahoo Japan financial information to address differences between Japanese GAAP and U.S. GAAP that materially impact the summarized financial information and (ii) state that, apart from such adjustments, the other differences between U.S. GAAP and Japanese GAAP did not have any material impact on the Yahoo Japan summary financial information presented in accordance with Rule 4-08(g) of Regulation S-X.

2.	Please provide supplemental information to support your assertion that the equity in income of Yahoo Japan determined on the basis of Japanese GAAP, rather than U.S. GAAP as required by ASC 323-10-20, does not result in a material misstatement of Yahoo’s financial statements.

We note the Staff’s comments and supplementally advise the Staff of the following:

We perform procedures on a quarterly and annual basis to determine whether there are any differences between Japanese GAAP and U.S. GAAP which would impact the amount of Yahoo Japan income that we recognize using the equity method of accounting. We assess these differences each quarter and, before inclusion in our consolidated net income, we adjust our share in the earnings of Yahoo Japan for any differences between U.S. GAAP and Japanese GAAP that, although not material, impact net income as reported by Yahoo Japan under Japanese GAAP. The differences recorded in 2009 represented approximately 1% of our share in the earnings of Yahoo Japan as reported under Japanese GAAP.

Due to the adjustments we make, the differences between U.S. GAAP and Japanese GAAP do not have any material impact on the amounts reflected in our earnings in equity interests of Yahoo Japan and do not result in a material misstatement of our financial statements. We therefore reaffirm, as disclosed in Note 4 of our consolidated financial statements as filed in our Report on Form 10-K, that “The differences between U.S. GAAP and accounting principles generally accepted in Japan, the standards by which Yahoo Japan’s financial statements are prepared, did not materially impact the amounts reflected in the Company’s consolidated financial statements.”

In future filings, we will expand our disclosure in the applicable financial statement footnote to clarify that we make adjustments to the earnings in equity line of our financial statements for any differences between U.S. GAAP and Japanese GAAP.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 14 Search Agreement with Microsoft Corporation, page 20

3.	We note that you recorded approximately $43 million of transition cost reimbursements in 2010 that relate to costs incurred in 2009. Considering that the arrangement was signed in December 2009 please tell us why these reimbursements were recorded in 2010 rather than 2009 and refer to any authoritative guidance as appropriate. As part of your response, please tell us whether Microsoft was legally obligated to reimburse these costs had you not received regulatory clearance.

We note the Staff’s comments and supplementally advise the Staff of the following:

Under the Search Agreement, Microsoft agreed to reimburse Yahoo! for certain transition costs. Microsoft was not, however, obligated to make these reimbursement payments to us until the Search Agreement commenced, which was contingent upon receiving regulatory clearance. We received clearance by the U.S. Department of Justice and the European Commission on February 18, 2010 and commenced implementation of the Search Agreement on February 23, 2010. Upon commencement, Microsoft became legally obligated to reimburse Yahoo! for the applicable costs. ASC 450 “Contingencies” states that contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Further, prior to resolution of the contingency, which was not in our control, we believe that the reimbursements to be received from Microsoft did not qualify as assets which are defined in Appendix B of Concept 6 “Assets”. As such, we did not record any reimbursement prior to commencement of the Search Agreement. Instead, after regulatory clearance and commencement of the Search Agreement, we recorded reimbursements for transition costs incurred in 2009 in the first quarter of 2010.

In future filings we will, when applicable, add substantially the following language to enhance our current disclosures:

“The Company recorded $43 million in the first quarter of 2010 for reimbursement of transition costs incurred in 2009. The transition cost reimbursements were recorded in 2010 after regulatory clearance in the U.S. and Europe was received, implementation of the Search Agreement commenced, and Microsoft became obligated to make such payments to us.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Search Agreement with Microsoft Corporation, page 24

4.	We note that your disclosure on page 21 that indicates that the “Search Agreement, when fully implemented, [will] have a positive impact on [your] operating income.” Although we note your disclosure regarding the expected impact of operating cost reimbursements in 2010 we note that you have not addressed how the agreement will impact other operating amounts. Please tell us how you considered disclosing the expected impact of the Search Agreement on revenues, cost of revenues and sales and marketing expenses. Please refer to Section III.B.3 of SEC Release 33-8350.

We note the Staff’s comments and supplementally advise the Staff of the following:

We did consider Section III.B.3 of SEC Release 33-8350 in assessing whether then known trends and uncertainties would have, or were reasonably likely to have, a material impact on revenues, cost of revenues and marketing expenses. We considered the expected impact on these operating amounts and determined it appropriate to provide the details of the revenue sharing arrangements with Microsoft (please see the description in Note 14 “Search Agreement with Microsoft Corporation” beginning on page 20 of our Report on Form 10-Q and under the caption “Search Agreement with Microsoft Corporation” on page 24 of our Report on Form 10-Q). However, given the early stage of the Search Agreement, the disclosed timeframe for completion of the transition to the Microsoft platform and migration of advertisers (24 months, as disclosed on page 21 of our Report on Form 10-Q) and associated uncertainties, we determined not to make additional statements concerning the impact on revenues, cost of revenues and sales and marketing expenses. We did, however, state that we expected search revenue sharing with Microsoft under the Search Agreement to begin in late 2010 and increase in 2011 and 2012, as paid search advertisers and publishers are migrated to Microsoft’s platforms by market (see page 20 of our Report on Form 10-Q).

We will continue to consider Section III.B.3 of SEC Release 33-8350 as we prepare subsequent periodic reports and will address at the time of those filings any known trends that impact our revenues, cost of revenues and marketing expenses.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ TIMOTHY R. MORSE
By:	Timothy R. Morse
Title:	Chief Financial Officer

cc:	David Edgar, Staff Accountant
Christine Davis, Staff Accountant
Aman S. Kothari, Vice President, Global Controller
and Chief Accounting Officer
Michael J. Callahan, Executive Vice President,
General Counsel and Secretary
Stephanie I. Splane, Vice President, Corporate Legal Affairs
and Assistant Secretary
Robert Plesnarski, O’Melveny & Myers LLP